United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale announces the appointment of Executive Vice President of Sustainability

Rio de Janeiro, June 4, 2025 – Vale S.A (“Vale” or the “Company”) hereby informs that the Company’s Board of Directors has approved the appointment of Ms. Grazielle Parenti as Executive Vice President of Sustainability, with her term scheduled to begin on July 7, 2025.

Ms. Parenti is an executive with over 30 years of experience in Sustainability, Institutional and Government Relations, International Relations and Communications, with notable performance and professional recognition. She has worked in several industries globally and over the past 3 years, she served as Vice President of Corporate Affairs and Sustainability at Syngenta. Previously, she was part of the executive board of BRF for 4 years, serving as Global Vice President of Corporate Affairs and Sustainability. She was also Director of Government and Corporate Affairs at large organizations such as Mondelēz and Diageo. The executive holds a degree in Business Administration from Fundação Getúlio Vargas in São Paulo, with an MBA in Marketing.

Vale would like to thank Ms. Camilla Lott for her competent and committed performance in the interim position of Executive Vice President of Sustainability. Ms. Lott will resume her regular duties at Vale upon Ms. Parenti's inauguration.

Marcelo Feriozzi Bacci

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Mariana Rocha: mariana.rocha@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Pedro Terra: pedro.terra@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: June 4, 2025		Director of Investor Relations